Exhibit 1

PRESS RELEASE

Company Contacts		IR Agency Contact
Guy Avidan, VP Finance & CFO AudioCodes Tel: +972-3-976-4000 guy.avidan@audiocodes.com	Shirley Nakar, Director, Investor Relations AudioCodes Tel: +972-3-976-4000 shirley@audiocodes.com	Erik Knettel, Grayling Tel: +1-646-284-9415 erik.knettel@grayling.com

AudioCodes Reports Second Quarter 2010 Financial Results

Lod, Israel – July 28, 2010 – AudioCodes Ltd. (NasdaqGS: AUDC), a leading provider of Voice over IP (VoIP) technologies and Voice Network products, today announced financial results for the second quarter 2010, ended June 30, 2010.

Revenues for the second quarter 2010 were $36.5 million compared to $34.8 million for the first quarter of 2010 and $30.4 million for the second quarter of 2009.

Net income in accordance with U.S. generally accepted accounting principles (GAAP) was $2.1 million, or $0.05 per share, for the second quarter of 2010 compared to GAAP net income of $1.7 million, or $0.04 per share, for the first quarter of 2010, and a GAAP net loss of $1.1 million, or ($0.03) per share, for the second quarter of 2009.

Non-GAAP net income for the second quarter of 2010 was $2.8 million, or $0.07 per diluted share, compared to $2.5 million, or $0.06 per diluted share, for the first quarter of 2010 and $614,000, or $0.02 per diluted share, for the second quarter of 2009.

Non-GAAP net income excludes (i) stock-based compensation expenses, (ii) amortization expenses related to intangible assets, and (iii) an adjustment to expenses related to the Company’s Senior Convertible Notes due to implementation of FASB Staff Position APB 14-1. A reconciliation between net income on a GAAP basis and non-GAAP net income is provided in the tables that accompany the condensed consolidated financial statements contained in this press release.

Second Quarter 2010 Financial Results	Page 1 of 9

During the second quarter of 2010, AudioCodes generated $1.6 million in cash from operating activities compared to $3.4 million in the second quarter of 2009.

Cash and cash equivalents, short-term and long-term deposits and short-term marketable securities were $54.5 million as of June 30, 2010, compared to $54.7 million as of March 31, 2010 and $114.9 million as of June 30, 2009. The year-over-year decline in this amount was attributable to the repurchase of approximately $73.1 million in principal amount of the Company’s Senior Convertible Notes in the fourth quarter of 2009, offset, in part, by cash provided by operating activities.

“We are pleased to report another sequential quarter of growing revenues and earnings. The strength of our second quarter 2010 financial results were highlighted by double-digit year-over-year top line growth, a 22.2 percent improvement in GAAP net income compared to the first quarter of 2010 and continued positive cash flows from operations.  Building on our efforts in past quarters, our focus on partnering with world leading solution partners and continued investment in growing our global network of value add resellers is proving itself,” said Shabtai Adlersberg, Chairman of the Board, President and CEO of AudioCodes. “While we generally enjoyed good industry activity across our core networking business, we also experienced increased activity in the Mobile VoIP area and in SIP Trunking and Session Border Controller applications for the enterprise market segment where we achieved more wins and success compared to previous quarters. These market activities are expanding our addressable markets and should support continued growth in 2010 and beyond,” concluded Shabtai Adlersberg.

Conference Call & Web Cast Information
AudioCodes will conduct a conference call at 9:00 A.M., Eastern Time on July 28, 2010 to discuss the Company’s second quarter 2010 operating and financial results. The conference call will be simultaneously Web cast. Investors are invited to listen to the call live via Web cast at the AudioCodes corporate website at www.audiocodes.com

Second Quarter 2010 Financial Results	Page 2 of 9

About AudioCodes
AudioCodes Ltd. (NasdaqGS: AUDC) designs, develops and sells advanced Voice over IP (VoIP) and converged VoIP and Data networking products and applications to Service Providers and Enterprises. AudioCodes is a VoIP technology market leader focused on converged VoIP & data communications and its products are deployed globally in Broadband, Mobile, Cable, and Enterprise networks. The company provides a range of innovative, cost-effective products including Media Gateways, Multi-Service Business Gateways, Session Border Controllers (SBC), Residential Gateways, IP Phones, Media Servers and Value Added Applications. AudioCodes’ underlying technology, VoIPerfectHD™, relies on AudioCodes’ leadership in DSP, voice coding and voice processing technologies. AudioCodes High Definition (HD) VoIP technologies and products provide enhanced intelligibility and a better end user communication experience in Voice communications. For more information on AudioCodes, visit http://www.audiocodes.com

Statements concerning AudioCodes' business outlook or future economic performance; product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements'' as that term is defined under U.S. Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: the effect of global economic conditions in general and conditions in AudioCodes' industry and target markets in particular; the ability of AudioCodes to raise additional financing; shifts in supply and demand; market acceptance of new products and continuing products' demand; the impact of competitive products and pricing on AudioCodes' and its customers' products and markets; timely product and technology development and upgrades and the ability to manage changes in market conditions as needed; possible disruptions from acquisitions; the ability of AudioCodes to successfully integrate the products and operations of acquired companies into AudioCodes’ business; and other factors detailed in AudioCodes' filings with the Securities and Exchange Commission. AudioCodes assumes no obligation to update the information in this release.

© 2010 AudioCodes Ltd. All rights reserved. AudioCodes, AC, AudioCoded, Ardito, CTI2, CTI², CTI Squared, HD VoIP, HD VoIP Sounds Better, InTouch, IPmedia, Mediant, MediaPack, NetCoder, Netrake, Nuera, Open Solutions Network, OSN, Stretto, TrunkPack, VMAS, VoicePacketizer, VoIPerfect, VoIPerfectHD, What’s Inside Matters, Your Gateway To VoIP and 3GX are trademarks or registered trademarks of AudioCodes Limited. All other products or trademarks are property of their respective owners. Product specifications are subject to change without notice.

Summary financial data follows

Second Quarter 2010 Financial Results	Page 3 of 9

AUDIOCODES LTD. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands
	June 30,	December 31,
	2010	2009
	(Unaudited)	(Audited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$41,029	$38,969
Short-term bank deposits	13,516	13,902
Trade receivables, net	24,836	18,522
Other receivables and prepaid expenses	4,102	2,754
Deferred tax assets	1,053	1,053
Inventories	15,066	13,516

Total current assets	99,602	88,716

LONG-TERM INVESTMENTS:
Investments in companies	1,530	1,510
Deferred tax assets	1,174	1,174
Severance pay funds	12,930	12,235

Total long-term investments	15,634	14,919

PROPERTY AND EQUIPMENT, NET	4,333	4,956

GOODWILL, INTANGIBLE ASSETS, DEFERRED CHARGES AND OTHER, NET	38,174	38,942

Total assets	$157,743	$147,533

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Current maturities of long-term bank loans	$6,000	$6,000
Trade payables	14,110	8,609
Other payables and accrued expenses	22,594	19,550

Total current liabilities	42,704	34,159

LONG-TERM LIABILITIES:
Accrued severance pay	$13,767	$13,336
Long-term bank loans	12,750	15,750
Senior convertible notes	353	403
Other payables	1,118	-

Total Long-Term liabilities	27,988	29,489

Total equity	87,051	83,885

Total liabilities and equity	$157,743	$147,533

Second Quarter 2010 Financial Results	Page 4 of 9

AUDIOCODES LTD. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

In thousands, except share and per share data

	Six months ended		Three months ended
	June 30,		June 30,
	2010	2009	2010	2009
	(Unaudited)		(Unaudited)

Revenues	$71,282	$59,654	$36,478	$30,357
Cost of revenues	31,831	26,565	16,260	13,657

Gross profit	39,451	33,089	20,218	16,700

Operating expenses:
Research and development, net	15,086	15,452	7,730	7,241
Selling and marketing	16,212	16,340	8,148	7,726
General and administrative	4,031	3,926	2,063	1,873

Total operating expenses	35,329	35,718	17,941	16,840

Operating income (loss)	4,122	(2,629)	2,277	(140)
Financial expenses, net	201	1,598	122	884

Income (loss) before taxes on income	3,921	(4,227)	2,155	(1,024)
Income taxes, net	134	130	68	78
Equity in losses of an affiliated companies	-	51	4	11

Net income (loss)	$3,787	$(4,408)	$2,083	$(1,113)

Net loss attributable to non-controlling Interest	111	209	20	30

Net income (loss) attributable to AudioCodes	$3,898	$(4,199)	$2,103	$(1,083)

Basic net earnings (loss) per share	$0.10	$(0.10)	$0.05	$(0.03)

Diluted net earnings (loss) per share	$0.10	$(0.10)	$0.05	$(0.03)

Weighted average number of shares used in computing basic net earnings per share (in thousands)	40,369	40,182	40,437	40,182

Weighted average number of shares used in computing diluted net earnings per share (in thousands)	40,772	40,182	40,813	40,182

Second Quarter 2010 Financial Results	Page 5 of 9

AUDIOCODES LTD. AND ITS SUBSIDIARIES
NON-GAAP PROFORMA STATEMENTS OF OPERATIONS

In thousands, except share and per share data

	Six months ended		Three months ended
	June 30,		June 30,
	2010	2009	2010	2009
	(Unaudited)		(Unaudited)

Revenues	$71,282	$59,654	$36,478	$30,357
Cost of revenues (1) (2)	31,175	25,869	15,932	13,311

Gross profit	40,107	33,785	20,546	17,046

Operating expenses:
Research and development, net (1)	14,886	15,119	7,634	7,081
Selling and marketing (1) (2)	15,756	15,665	7,920	7,399
General and administrative (1)	3,825	3,804	1,960	1,817

Total operating expenses	34,467	34,588	17,514	16,297

Operating income (loss)	5,640	(803)	3,032	749
Financial expenses, net (3)	201	11	122	46

Income (loss) before taxes on income	5,439	(814)	2,910	703
Income taxes, net	134	130	68	78
Equity in losses of an affiliated companies	-	51	4	11

Net income (loss)	$5,305	$(995)	$2,838	$614

Net loss attributable to non-controlling Interest	111	209	20	30

Net income (loss) attributable to AudioCodes	$5,416	$(786)	$2,858	$644

Diluted net earnings (loss) per share	$0.13	$(0.02)	$0.07	$0.02

Weighted average number of shares used in computing diluted net earnings per share (in thousands)	41,008	40,182	41,036	40,206

(1)	Excluding stock-based compensation expenses related to options granted to employees and others.
(2)	Excluding amortization of intangible assets related to the acquisitions of Nuera, Netrake and CTI Squared.
(3)	Excluding adjustments to interest expense with respect to Senior Convertible Notes, due to implementation of FSP APB 14-1.

Note: Non-GAAP measures should be considered in addition to, and not as a substitute for, the results prepared in accordance with GAAP. The Company believes that non-GAAP information is useful because it can enhance the understanding of its ongoing economic performance and therefore uses internally this non-GAAP information to evaluate and manage its operations. The Company has chosen to provide this information to investors to enable them to perform comparisons of operating results in a manner similar to how the Company analyzes its operating results and because many comparable companies report this type of information as well.

Second Quarter 2010 Financial Results	Page 6 of 9

AUDIOCODES LTD. AND ITS SUBSIDIARIES
RECONCILIATION BETWEEN GAAP NET INCOME AND NON-GAAP NET INCOME

In thousands, except per share data

	Six months ended		Three months ended
	June 30,		June 30,
	2010	2009	2010	2009
	(Unaudited)		(Unaudited)

GAAP net income (loss)	$3,787	$(4,408)	$2,083	$(1,113)

GAAP net income (loss) per share	$0.10	$(0.11)	$0.05	$(0.03)

Cost of revenues:
Stock-based compensation (1)	39	70	19	34
Amortization expenses (2)	617	626	309	312
	656	696	328	346
Research and development, net:
Stock-based compensation (1)	200	333	96	160

Selling and marketing:
Stock-based compensation (1)	305	499	152	239
Amortization expenses (2)	151	176	76	88
	456	675	228	327
General and administrative:
Stock-based compensation (1)	206	122	103	56

Financial expenses:
FSP APB 14-1 adjustment (3)	-	1,587	-	838

Non-GAAP net income (loss)	$5,305	$(995)	$2,838	$614

Non-GAAP Diluted net income (loss) per share	$0.13	$(0.02)	$0.07	$0.02

(1)	Stock-based compensation expenses related to options granted to employees and others.
(2)	Amortization of intangible assets related to the acquisitions of Nuera, Netrake and CTI Squared.
(3)	Adjustments to interest expense with respect to Senior Convertible Notes, due to implementation of FSP APB 14-1.

Note: Non-GAAP measures should be considered in addition to, and not as a substitute for, the results prepared in accordance with GAAP. The Company believes that non-GAAP information is useful because it can enhance the understanding of its ongoing economic performance and therefore uses internally this non-GAAP information to evaluate and manage its operations. The Company has chosen to provide this information to investors to enable them to perform comparisons of operating results in a manner similar to how the Company analyzes its operating results and because many comparable companies report this type of information as well understanding of its ongoing economic performance and therefore uses internally this non-GAAP information to evaluate and manage its operations. The Company has chosen to provide this information to investors to enable them to perform comparisons of operating results in a manner similar to how the Company analyzes its operating results and because many comparable companies report this type of information.

Second Quarter 2010 Financial Results	Page 7 of 9

AUDIOCODES LTD. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

U.S. dollars in thousands

	Six months ended		Three months ended
	June 30,		June 30,
	2010	2009	2010	2009
	( Unaudited)	( Unaudited)	( Unaudited)	( Unaudited)
Cash flows from operating activities:
Net income	$3,787	$(4,408)	$2,083	$(1,113)
Adjustments required to reconcile net income to net cash provided by operating activities:		-		-
Depreciation and amortization	2,024	2,647	991	1,286
Amortization of marketable securities premiums and accretion of discounts, net	-	84	-	89
Equity in losses of affiliated companies and interest on loans to affiliated company	(20)	51	(7)	11
Decrease in accrued severance pay, net	(264)	(415)	(521)	(277)
Stock-based compensation expenses	750	1,024	370	489
Amortization of senior convertible notes discount and deferred charges	-	1,648	-	868
Increase in accrued interest on marketable securities, bank deposits and structured notes	-	(449)	-	(214)
Decrease (increase) in trade receivables, net	(6,314)	8,574	(3,650)	334
Decrease (increase) in other receivables and prepaid expenses	(1,446)	(166)	145	1,497
Decrease (increase) in inventories	(1,550)	1,299	(579)	2,788
Increase (decrease) in trade payables	5,501	(835)	656	(1,436)
Increase (decrease) in other payables and accrued expenses	2,400	(5,588)	2,122	(882)

Net cash provided by operating activities	4,868	3,466	1,610	3,440

Cash flows from investing activities:
Proceeds of marketable securities	-	1,000	-	1,000
Proceeds from sale of short-term deposits	30,126	21,705	16,224	10,206
Investment in affiliated companies	-	(249)	-	(149)
Purchase of property and equipment	(633)	(769)	(304)	(429)
Investment in short-term deposits	(29,740)	(34,018)	(13,516)	(18,205)

Net cash provided by (used in) investing activities	(247)	(12,331)	2,404	(7,577)

Second Quarter 2010 Financial Results	Page 8 of 9

AUDIOCODES LTD. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (Continued)

U.S. dollars in thousands

	Six months ended		Three months ended
	June 30,		June 30,
	2010	2009	2010	2009
	( Unaudited)	( Unaudited)	( Unaudited)	( Unaudited)

Cash flows from financing activities:
Bank loan refund	(3,000)	(3,000)	(1,500)	(1,500)
Payment of acquisition of NSC	(74)	-	(74)	-
Proceeds from issuance of shares upon exercise of options, warrants and employee stock purchase plan	513	-	128	-

Net cash used in financing activities	(2,561)	(3,000)	(1,446)	(1,500)

Increase (decrease) in cash and cash equivalents	2,060	(11,865)	2,568	(5,637)
Cash and cash equivalents at the beginning of the period	38,969	36,779	38,461	30,551

Cash and cash equivalents at the end of the period	$41,029	$24,914	$41,029	$24,914

Second Quarter 2010 Financial Results	Page 9 of 9